N E W S R E L E A S E

February 2, 2006

METALLURGICAL DRILL HOLE RESULTS, BISHA, ERITREA

Nevsun Resources Ltd. (NSU-TSX and AMEX) ("The Company") is pleased to announce the results of assaying from drill holes specifically put down to obtain a bulk sample for metallurgical purposes. The drill program took part in two phases in 2005. Although preliminary test results having been recently released in the Bisha Scoping Study carried out by AMEC Americas Limited, additional metallurgical test work will be completed in conjunction with the Bisha Feasibility Study currently being completed.  Metallurgical test work for both the Scoping Study and the Feasibility Study is being carried out at SGS Lakefield.

Metallurgical Drill Hole Assays

A summary of significant assay intervals follows:

Hole #	Domain	From	To	Meters	Au g/t	Ag g/t	% Cu	% Zn
Met-05-01	oxide	30.0	36.0	6.0	8.15	94.20	-	-
	supergene	42.0	68.5	26.5	-	-	2.11	-
	primary	67.5	157.5	90.0	-	-	1.33	5.53
	primary	157.5	202.5	45.0	-	-	1.07	1.13
Met-05-02	supergene	55.5	70.0	14.5	-	-	0.46	1.27
	primary	70.0	112.0	42.0	-	-	0.35	1.75
	primary	175.7	247.0	71.3	-	-	0.71	9.24
	primary	247.0	255.4	8.4	-	-	0.92	3.00
Met-05-03	oxide	3.0	33.0	30.0	6.09		-	-
	supergene	40.5	82.5	42.0	-	-	4.41	-
	primary	82.5	123.3	40.8	-	-	0.02	1.12
Met-05-04	oxide	0.0	36.0	36.0	3.36	-	-	-
	supergene	40.5	84.0	43.5	-	-	1.23	-
Met-05-05	supergene	34.5	50.5	16.0	-	-	9.04	-
	primary	50.5	109.0	58.5	-	-	2.29	7.31
	primary	109.0	115.0	6.0	-	-	2.15	2.00

Hole #	Domain	From	To	Meters	Au g/t	Ag g/t	% Cu	% Zn
Met-05-06	oxide	22.0	34.5	12.5	3.18	19.80	-	-
	supergene	34.5	62.5	28.0	-	-	9.14	-
	primary	62.5	89.5	27.0	-	-	1.95	7.04
	primary	89.5	125.0	35.5	-	-	2.16	1.96
	Stringer sulphides	125.0	145.0	20.0	-	-	0.69	0.27
Met-05-07	oxide	31.5	42.0	10.5	5.48	6.64	-	-
	supergene	42.0	68.5	26.5	-	-	2.11	-
	primary	68.5	124.3	55.8	-	-	0.46	4.09
Met-05-08	supergene	40.5	58.8	18.3	-	-	16.40	-

Not all intervals were assayed for all elements on a sample by sample basis.  Composite samples were subsequently assayed for multiple elements. Drill holes using PQ and HQ sized core were located in areas where it was thought samples representative of the various phases of the deposit could be obtained. The holes were not necessarily designed to cross-cut the mineralized trend at right angles but more to obtain adequate quantities of material to make up various composite samples that reflected the three major metallurgical domains that make up the Bisha deposit.  See Figure 1 for drill hole locations.

Bill Nielsen, P.Geo. and Nevsun's Vice-President of Exploration, the qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

The Bisha Scoping Study indicated recoveries of 87% for the gold in the Oxide layer, 85% for copper in the Supergene copper layer, and concentrate recoveries of 83% copper and 85% zinc for the Primary massive sulphides.

Ore	Tonnes m	Au g/t	Ag g/t	Cu %	Zn %	Au recovery	Ag recovery	Cu recovery
Oxide	4.1	7.6	35.8	0.1	0.1	87%	45%
Supergene Cu	6.3	1.0	41.1	4.1	0.5	42%	64%	85%
Primary	3.1	0.7	36.2	1.4	1.8	Concentrate recoveries are: 83% copper and 85% zinc
Primary Zn	7.0	0.8	59.2	1.2	9.4
Total tonnes

Bisha Project Update

The robust economic results of the Bisha Scoping Study, completed by AMEC Americas Limited, were released on December 9th, 2005.  A 43-101 Technical Report and Preliminary Assessment for the Bisha Project was filed on December 30, 2005 and can be viewed on www.nevsun.com.

The pre-tax and pre-financing project economics as presented in the scoping study are shown below.

Bisha Project Economics

Economic Scenarios	Commodity Price Scenario	0% Discount NPV	IRR	Payback Period
Current Commodity Prices (Nov 30/05)	Gold US$ 495/oz Copper US$ 1.99/lb Silver US$ 8.27/oz Zinc US$ 0.76/lb	US$ 1.3 B	71%	1.3 years
Conservative Historical Commodity Prices (AMEC Base Case)	Gold US$ 400/oz Copper US$ 1.05/lb Silver US$ 6.00/oz Zinc US$ 0.50/lb	US$ 346 M	35%	1.9 years

On January 10th, 2006 Nevsun released the 2005 Bisha Resource Statement. The updated independent resource showed higher grades and an increase in metal content in the measured and indicated category; as well as a 100% increase in tonnes in the inferred category.  Although the Bisha Scoping Study utilized the 2004 resource statement, the 2005 Bisha Resource Statement will be incorporated into the Final Bisha Feasibility Study that is currently underway.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the additional resource potential and final feasibility study.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer NSU06-05.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

Figure 1:  Bisha Metallurgical Drill Hole Locations